Jonathan Ram Dariyanani
Attorney At Law
4720 Center Blvd , Suite 317, New York, NY 11101  Tel (415) 699-7121 Fax (415)358-5548

January 10, 2008

Kenya Wright Gumbs
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Knewtrino, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2006
Form 10-QSB for Fiscal Quarters Ended March 31, 2007 and June 30, 2007
File No. 000-51640

Ladies and Gentlemen:

I write as corporate counsel to Vanguard Minerals Corporation, a Nevada corporation, formerly known as Knewtrino, Inc.  in response to a letter received from the Commission dated September 17, 2007.

We have revised our public disclosure in response to your letter and are in the process of revising additional disclosure as further described herein.  This letter explains those revisions in the light of your comments.  This letter is keyed in numbering to the numbering on your comment letter of September 17, 2007.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Report of Independent Registered public Accounting Firm,  page F-2

1.
Report of Moore and Associates. You noted that the auditor’s report of Moore & Associates does not address the cumulative amounts for the statements of operations, stockholders’ equity and cash flows.  Our auditors have revised their report to cover all periods presented in accordance with Rule 2-02 (c) of Regulation S-X.   You will find the revised report in our amended filing on Form 10KSB/A for the period ending December 31, 2006.  We will file this amended report as soon as we obtain the consent of our current and previous auditors.

2.
Report of Amisano Hanson. You have noted that the Amisano Hanson report was not included and was dated improperly. We have included the report in our amended filing and have asked our former auditors to revise it to reflect the appropriate date. We will file this amended report as soon as we obtain the consent of our current and previous auditors.

Note 6 Common Stock, page F-10

3.
Warrants. You noted that we issued common stock and warrants in May and July of 2006 and asked how we accounted for the issuance of the warrants. We have revised our financial statements and note 6 hereto to reflect a charge of $652,112 as a discount to the offering price of the private placement and the market price on the date the offering was entered into. This is further described in our revised Note 6. We will file this amended report as soon as we obtain the consent of our current and previous auditors. We have also amended our quarterly reports on Form 10QSB for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007 to reflect this change in our financial statements.

Form 10QSB for the Fiscal Quarter Ended June 30, 2007

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 13

4.
Abandonment of Wireless Business. You asked that we disclose how we had accounted for the impairment of our wireless assets after the abandonment of that business in June 2007. We have revised our Form 10QSB for the periods ending June 30, 2007 and September 30, 2007 to reflect the impairment of these assets and have revised our disclosure regarding net loss accordingly.

We remain available to answer any additional questions you may have regarding these filings or our public disclosure.

Very truly yours,

/s/  Jonathan Dariyanani, Esq.
     Jonathan Dariyanani, Esq.